RSE COLLECTION, LLC

41 West 25th Street, 8th Floor

New York, NY 10010

March 26, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC
Post-Qualification Amendment on Form 1-A
Filed February 20, 2018
File No. 024-10717

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 9:30 AM Eastern Time on Thursday, March 29, 2018, or as soon thereafter as practicable.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Collection, LLC

cc:

J. Nolan McWilliams, Esq.

Rob Field

Kristin Shifflett

Theresa Brillant

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Daniel McAvoy, Esq.